UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BRF S.A.

(Name of Issuer)

Common Shares (“Shares”) and American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of BRF S.A.

(Title of Class of Securities)

56656T105

(CUSIP Number)

Heraldo Geres

Marfrig Global Foods S.A.

Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301

Vila Hamburguesa, São Paulo, SP, 05319-000

Brazil

Telephone: 55 11 3792-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

October 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marfrig Global Foods S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 757,225,906
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 757,225,906
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,225,906
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
14.	TYPE OF REPORTING PERSON (see instructions) HC

EXPLANATORY NOTE

This Amendment No. 6 (the “Amendment”) amends and supplements the statement on Schedule 13D filed by Marfrig Global Foods S.A. and Marfrig Overseas Ltd. on June 4, 2020, as amended by Amendment No. 1 filed on June 10, 2021, Amendment No. 2 filed on October 25, 2021, Amendment No.3 filed on March 1, 2023, Amendment No. 4 filed on September 22, 2023, and Amendment No. 5 filed on September 26, 2023 (the “Schedule 13D”) relating to the beneficial ownership of common stock of BRF S.A. (the “Shares”).

This Amendment is being filed to report the following events in connection with the acquisition of beneficial ownership of an additional 83,345,945 Shares.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby further amended by adding the following:

From September 27, 2023 through October 13, 2023, Marfrig acquired an additional 83,345,945 Shares on the open market and paid for such Shares with cash available on-hand. As a result of the foregoing, Marfrig became the holder of 757,225,906 Shares, representing 45.0% of the outstanding capital stock of BRF S.A.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced as follows:

In the aggregate, Marfrig beneficially owns 757,225,906 Shares (representing 45.0% of the outstanding Shares).

With respect to 140,262,967 Shares (the number of Shares in excess of 36.67% ownership), voting rights are legally suspended until the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica – CADE) formally approves the acquisition of such Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2023

MARFRIG GLOBAL FOODS S.A.
(Registrant)

By:	/s/ Tang David
Name:	Tang David
Title:	Chief Financial and Investor Relations Officer

By:	/s/ Heraldo Geres
Name:	Heraldo Geres
Title:	Chief Legal Officer